UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 23, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

22 March 2012

CSR plc

(the Company)

Announcement of the vesting to Directors of shares

in the Company pursuant to the CSR plc 2011 Executive Incentive Plan and Directors dealing

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (‘the Plan’), and following the partial fulfilment of performance conditions, effective 21 March 2012, ordinary shares in the Company were released to the persons named below as participants in the Plan. The table below shows the number of shares issued to each of the participants, and the total holding following the allotments. As permitted by the rules of the Plan, each of Mr Gardiner and Mr Chadha sold sufficient shares to satisfy the tax arising on release, whilst Mr Ladas elected to sell all shares, each selling at a price of £2.45461 per share. Mr van Beurden retained all shares on transfer, satisfying the tax arising through cash.

Director	Shares Awarded	Shares sold	Holding in the Company following the vesting

Jozef van Beurden	62,696	Nil	211,696

Chris Ladas	24,216	24,216	86,234

Will Gardiner	47,274	24,715	174,968

Kanwar Chadha	24,216	10,199	887,766

22 March 2012

CSR plc

(the Company)

Announcement of the vesting to and dealing by

Persons Discharging Managerial Responsibility of shares

in the Company pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (‘the Plan’), and following the partial fulfilment of performance conditions, effective 21 March 2012, ordinary shares in the Company were released to the persons named below as participants in the Plan. The table below shows the number of shares issued to each of the participants, and the total holding following the allotments. As permitted by the rules of the Plan, each of Mr Alpdemir and Mr Murray elected to sell all shares, whilst Mr Lesko and Mr Dolinko sold sufficient shares to satisfy the tax arising on release each at a price of £2.45461 per share.

PDMR	Shares Awarded	Shares sold	Holding in the Company following the vesting

Mr A Alpdemir	27,880	27,880	26,950

Mr A Murray	32,726	32,726	35,750

Mr C Lesko	32,321	8,131	66,103

Mr A Dolinko	44,109	18,629	85,435

22 March 2012

CSR plc

(the Company)

Announcement of the award of contingent shares

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (‘the Plan’), and following the partial fulfilment of performance conditions, effective 21 March 2012, a contingent right to receive Ordinary Shares in the Company was granted to the persons named below. Vesting of the contingent right is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance targets set for each financial year prior to scheduled vesting in March 2014.

Director	Number of Shares subject to contingent right

Jozef van Beurden	62,696

Chris Ladas	24,216

Will Gardiner	47,274

Kanwar Chadha	24,216

22 March 2012

CSR plc

(the Company)

Announcement of the award of contingent shares

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (‘the Plan’), and following the partial fulfilment of performance conditions, effective 21 March 2012 a contingent right to receive Ordinary Shares in the Company was granted to the persons named below. Vesting of the contingent right is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance targets set for each financial year prior to scheduled vesting in March 2014.

PDMR	Number of Shares subject to a contingent right

Mr A Alpdemir	27,880

Mr A Murray	32,727

Mr C Lesko	32,321

Mr A Dolinko	44,109

22 March 2012

CSR plc

(the Company)

Announcement of the award of options

in the Company pursuant to the Company’s Share Option Plan

Following approval of the Remuneration Committee of the Company, for the grant of options effective 21 March 2012, the following grants have been made to Directors under the rules of the CSR plc Share Option Plan. In each case the vesting of the options is subject to a three year retention period and the fulfilment of performance conditions.

Director	Share Options Granted	Option Price

Jozef van Beurden	420,202	2.4750

Chris Ladas	204,244	2.4750

Will Gardiner	316,836	2.4750

Kanwar Chadha	204,244	2.4750

22 March 2012

CSR plc

(the Company)

Announcement of the grant of share options

in the Company to Persons Discharging Managerial Responsibility

pursuant to the Company’s Share Option Plan

Following approval of the Remuneration Committee of the Company, for the grant of options effective 21 March 2012, a grant has been made to the PDMR’s named below of share options, pursuant to rules of the CSR plc Share Option Plan. The vesting of options is subject to a three year retention period and the fulfilment of performance conditions. A separate announcement has been made today of grants to executive directors.

PDMR	Share Options Granted	Option Price

Charlie Lesko	174,463	2.4750

Anthony Murray	149,494	2.4750

Adam Dolinko	162,704	2.4750

Ahmet Alpdemir	150,491	2.4750

22 March 2012

CSR plc (“CSR”)

Purchase of own shares

On Thursday 22 March 2012, CSR purchased from J.P. Morgan Securities Limited, 150,000 ordinary shares of 0.1p each at 243.3423 pence per share of which 150,000 ordinary shares are being held in treasury. This represents less than 0.1 per cent. of CSR’s current issued ordinary share capital.

Following the repurchase, 16,302,990 ordinary shares of 0.1p each are currently held by CSR in treasury and 199,663,089 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc	Tel: +44 (0) 1223 692 000
Will Gardiner, Chief Financial Officer
Jeff Torrance, Investor Relations Director

FTI Consulting	Tel: +44 (0) 20 7831 3113
James Melville-Ross
Jon Snowball